Amendment to Transfer Agency and Services Agreement

This Amendment, entered into as of July 16, 2015 (the “Execution Date”) and effective as of July 29, 2015 (the “Effective Date”), to the Transfer Agency and Services Agreement (this “Amendment”), by and between Brown Capital Management Mutual Funds (formerly known as Nottingham Investment Trust II), a Delaware statutory Trust (the “Trust”), and ALPS Fund Services, Inc., a Colorado corporation (“ALPS”).

WHEREAS, the Trust and ALPS entered into a Transfer Agency and Services Agreement, dated as of August 1, 2011 (the “Agreement”), as in effect prior to giving effect to this Amendment; and

WHEREAS, the Trust and ALPS wish to amend the provisions of the Agreement to reflect (i) a revised APPENDIX A – LIST OF PORTFOLIOS.

NOW, THEREFORE, the parties hereby agree to amend the Agreement as follows:

1.         Upon the Effective Date, the parties hereto agree to delete the current APPENDIX A – LIST OF PORTFOLIOS of the Agreement in its entirety and replace it with a new APPENDIX A – LIST OF PORTFOLIOS attached hereto and incorporated by reference herein.

2.         Except as specifically set forth herein, all other provisions of the Agreement shall remain in full force and effect. Any items not defined in this Amendment shall have the meanings ascribed to them in the Agreement.

IN WITNESS WHEREOF, the parties have executed this Amendment as of the Execution Date.

BROWN CAPITAL MANAGEMENT MUTUAL FUNDS	ALPS FUND SERVICES, INC.

By:	/s/ Robert L. Young III	By:	/s/ Jeremy O. May

Name: Robert L. Young III		Name: Jeremy O. May
Title: Vice President		Title: President

APPENDIX A

LIST OF PORTFOLIOS

(Effective July 29, 2015)

The Brown Capital Management Small Company Fund Investor Shares (BCSIX)
The Brown Capital Management Small Company Fund Institutional Shares (BCSSX)

The Brown Capital Management International Equity Fund Investor Shares (BCIIX)
The Brown Capital Management International Equity Fund Institutional Shares (BCISX)

The Brown Capital management Mid-Cap Fund Investor Shares (BCMSX)
The Brown Capital management Mid-Cap Fund Institutional Shares (BCMIX)

The Brown Capital Management International Small Company Fund Investor Shares (BCSVX)
The Brown Capital Management International Small Company Fund Institutional Shares (BCSFX)

FEE SCHEDULE

COMPENSATION

1.	Transfer Agency Services (Appendix B)
Annual Fee: $31,703 annual base fee per Portfolio

Fees are billable on a monthly basis at the rate of 1/12 of the annual fee. A charge is made for an account in the month that an account opens.

Annual Open Account Fee:
Open Accounts	Fees Per Account
0 – 50,000	$9.00
Greater than 50,000	$7.00

Annual Inactive Account Fee:
$0 per inactive account (an inactive account is an account with a zero balance that has had activity in the last eighteen months)

Annual Closed Account Fee:
$0 per closed account (a closed account is an account with a zero balance that has not had activity in the last eighteen months)

2.	Transfer Agent Web Services (Appendix C)
Fees for a basic shareholder site configuration are included in the fees set forth in this Appendix under Transfer Agency Services above. A basic shareholder site configuration includes the following:
(a)	A single instance of TA Web that is configured to match the color and logo found on the fund marketing site;
(b)	Any changes to the wording used throughout the site, including terms of use and shareholder agreement;
(c)	Access to all existing functionality as well as new functionality that may be made available to fund; and
(d)	An implementation phase during which fund is able to review and comment on shareholder site before it is made available to the shareholders.

Any graphical or programmatic modifications beyond what is offered or requested after the initial establishment of the TA Web Site will be completed based on an approved proposal that includes a statement of work, a timeline and the associated fees. Fees are billed on a time and materials basis at then-current billing rates.

3.	Transfer Agent IVR Services (Appendix D)
Fees for a basic TA IVR instance are included in the fees set forth in this Appendix under Transfer Agency Services above. A basic instance includes the following:
(a)	A single instance of IVR that is linked to the fund’s identity using audio prompt;
(b)	Access to all existing functionality as well as new functionality that may be made available to fund; and
(c)	An implementation phase during which fund is able to review and comment on IVR configuration before it is made available to the shareholders.

Any call flow modifications beyond what is offered or requested after the initial establishment of the TA IVR instance will be completed based on an approved proposal that includes a statement of work, a timeline and the associated fees. Fees are billed on a time and materials basis at then-current billing rates.

4.	ALPS Virtual Access (Appendix E)
Fees for fund and third-party access to AVA are included in the fees set forth in this Appendix under Transfer Agency Services above. This access includes the following:
(a)	User ids for an unlimited number of fund employees and approved third parties;
(b)	Technical support and training for all fund employees’ and
(c)
An implementation phase during which fund is able to review the data available on AVA, review the current list of users with access to its shareholder information, request new users to be added and determine what update functionality (if any) will be required.

Any functionality modifications beyond what is offered or requested after the initial establishment of the Trust on AVA will be completed based on an approved proposal that includes a statement of work, a timeline and the associated fees. Fees are billed on a time and materials basis at then-current billing rates.

* * * * *

Out-of-Pocket Fees:
In addition, the Trust agrees to pay ALPS its out-of-pocket expenses including, but not limited to, statement and confirmation production (including both printed and e-delivery); statement paper and envelopes; postage; forms; wire fees and other bank charges; NSCC interface fees; 22c-2 fees; sales reporting fees; customized programming/enhancements; SAS 70 control review reports; retirement account disclosure statement language; IRA custodial fees; telephone; records storage; advances incurred for postage; other miscellaneous expenses that may occur at the Trust’s discretion. Postage for mailing of dividends, fund reports and other mailings to all shareholder accounts shall be advanced to ALPS by the Trust at least seven (7) days prior to the mailing date of such materials. ALPS will seek advance approval before incurring any out-of-pocket expenses that are out of the ordinary course of business.

LATE CHARGES: All invoices are due and payable upon receipt. Any invoices not paid within thirty (30) days of the invoice date are subject to a one percent (1%) per month financing charge on any unpaid balance but only to the extent permitted by law.